UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 13, 2017

Galena Biopharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33958	20-8099512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Crow Canyon Place, Suite 380 San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (855) 855-4253

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 13, 2017, SELLAS Life Sciences Group Ltd, a Bermuda exempted company (“SELLAS”), gave a poster presentation (abstract #MM-252) at the Annual Meeting of the Society of Hematologic Oncology (SOHO) in Houston, Texas, USA (soho2017.com). The poster and abstract are being furnished as Exhibit 99.1 to this Current Report on Form 8-K. The information in this Item 7.01 and Exhibit 99.1 to this Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

As previously announced, on August 7, 2017, Galena Biopharma, Inc., a Delaware corporation (“Galena”), SELLAS, Sellas Intermediate Holdings I, Inc., a Delaware corporation and a wholly-owned subsidiary of Galena (“Holdings I”), Sellas Intermediate Holdings II, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings I (“Holdings II”) and Galena Bermuda Merger Sub, Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Holdings II (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into SELLAS, with SELLAS becoming an indirect wholly-owned subsidiary of Galena and the surviving corporation of the merger (the “Merger”).

Item 8.01	Other Events.

Attached hereto and incorporated herein by reference as Exhibit 99.2 is a press release issued by SELLAS on September 14, 2017 entitled “SELLAS’ Galinpepimut-S Induces Specific, Robust and Durable Immune Responses in Patients With High-Risk Multiple Myeloma - Correlated With Clinical Benefit.”

Additional Information about the Proposed Merger between Galena and SELLAS and Where to Find It

In connection with the proposed Merger, Galena and SELLAS intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Galena and SELLAS will mail the final proxy statement / prospectus / information statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read these materials when they become available because they will contain important information about Galena, SELLAS and the proposed Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Galena with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, copies of the documents filed with the SEC by Galena will be available free of charge on the Company’s website at www.galenabiopharma.com (under “Investors” – “Financials”) or by directing a written request to: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, Attention: Investor Relations or by email to ir@galenabiopharma.com. Investors and stockholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Galena and its directors and executive officers and SELLAS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Galena in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed Merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of Galena is also included in the Galena Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 20, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov, the Investors section of Galena’s website, and from Investor Relations at Galena at the addresses provided above.

Forward-Looking Statements

This Form 8-K contains statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward looking nature identify forward-looking statements for purposes of the federal securities laws and otherwise. These forward-looking statements include, without limitation, statements regarding the completion of the proposed Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed Merger through the process being conducted by Galena and SELLAS. The forward-looking statements herein are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Galena and SELLAS each disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made. Additional risks and uncertainties relating to Galena and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including in Galena’s Annual Report on Form 10-K, filed with the SEC on March 15, 2017 and the Quarterly Reports on Form 10-Q, filed with the SEC on May 10, 2017 and August 14, 2017 and in subsequently filed Form 10-Qs.

By filing the information in this Item 8.01 of this Current Report on Form 8-K, Galena makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Galena’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that Galena makes, by press release or otherwise, from time to time. Galena undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 9.01	Financial Statements and Exhibits.

Exhibit Index

Exhibit No.	Description

99.1	SELLAS Life Sciences Group Ltd poster presentation (abstract #MM-252) and abstract at the Annual Meeting of the Society of Hematologic Oncology (SOHO) in Houston, Texas, USA.

99.2	Press release, dated September 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Galena Biopharma, Inc.

Dated: September 14, 2017	By:	/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Interim Chief Executive Officer & Chief Financial Officer